SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In compliance with Oficio-CVM/SEP/GEA-1 No. 423/2013 relating to the news published in the newspaper Valor Econômico, on August 12, 2013, concerning the alleged negotiations to acquire a stake in the companies Companhia de Eletricidade do Amapá – CEA and Companhia Energética de Roraima – CERR, we hereby clarify to our shareholders and the market in general the following:

On June 14, 2013, we disclosed a Market Announcement informing that “Eletrobras had requested previous authorization to the Administrative Council of Economic Defense – ACED to sign the Shareholders Agreements between Eletrobras and the governments of the states of Amapá and Roraima, aiming at the joint administration of Companhia de Eletricidade do Amapá – CEA and Companhia Energética de Roraima – CERR, respectively.”

As explained in the aforementioned Market Announcement of June 14, 2013, Eletrobras reiterates that it will not acquire, at this point, any shares of these companies owned by the States of Amapá and Roraima; therefore, Article 256 of Law 6404 is not applicable.

Due to the above, the Protocols of Intent signed with Companhia de Eletricidade do Amapá – CEA and with Companhia Energética de Roraima – CERR on November 12, 2012 and November 26, 2012, respectively, will be replaced by the mentioned Shareholders Agreements aiming at the shared management of these companies between Eletrobras and the States of Amapá and Roraima.

The signing of the shareholders' agreements has not yet occurred, pending various governmental and regulatory authorizations that are still being obtained by the Parties. When all formal procedures are met, Eletrobras will sign the mentioned shareholders’ agreements and disclose the fact to the market.

Rio de Janeiro, August 14, 2013.

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.